Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November, 2006	Commission File Number: 1-15142

NORTH AMERICAN PALLADIUM LTD.

(Name of Registrant)

130 Adelaide Street West
Suite 2116
Toronto, Ontario
Canada M5H 3P5

(Address of Principal Executive Offices)

Indicate by checkmark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by checkmark whether the registrant, by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ Assigned File No. ____________ No ☒

If “Yes” is marked, indicate the file number assigned to the Registrant in connection with Rule 12g3-2(b).

This report on Form 6-K, dated November 30, 2006, is specifically incorporated by reference into North American Palladium’s registration statement on Form S-8 (File No. 333-13766), which was originally filed with the Securities and Exchange Commission (the “SEC”) in July 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN PALLADIUM LTD.

Date: November 30, 2006	By:	/s/ Mary Batoff
Mary Batoff
Title: Vice President, Legal and Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	News release dated November 30, 2006 announcing the resignation of Ian M. MacNeily, Chief Financial Officer of the Corporation

2	Material Change Report dated November 30, 2006 regarding the resignation of Ian M. MacNeily, Chief Financial Officer of the Corporation